

July 10, 2014

Via E-mail
Mr. Shawn M. Guertin
Executive Vice President and Chief Financial Officer
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

> **Re:** **Aetna, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-16095**

Dear Mr. Guertin:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13.1
2013 Aetna Annual Report, Financial Report to Shareholders
Notes to Consolidated Financial Statements
Note 10: Financial Instruments
Financial Instruments Measured at Fair Value in our Balance Sheets, page 107

1. In the first paragraph of your debt securities disclosure on page 108 you indicate that you obtained one price for each or your Level 2 debt securities and that you did not adjust any of these prices at December 31, 2013 or 2012. Please tell us whether you use third-party pricing services or brokers in determining the fair value of your Level 2 debt securities and if so, please provide us the following information regarding those securities:
   - The extent to which, and how, the information is obtained and used in developing the fair value measurement in the consolidated financial statements;
   - The dollar amount you valued using broker quotes or prices you obtained from pricing services;

- Whether the broker quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC Topic 820, Fair Value Measurements and Disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding our comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant